UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 Month of July 2021

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.Stock Exchange announcement dated 1 July 2021 entitled ‘Total voting rights and issued capital’
2.Media release dated 8 July 2021 entitled ‘Rio Tinto and POSCO sign climate MOU’
3.Stock Exchange announcement dated 21 July 2021 entitled ‘Rio Tinto and Bougainville community residents reach agreement to assess legacy impacts of Panguna mine’
4.Stock Exchange announcement dated 21 July 2021 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
5.Stock Exchange announcement dated 21 July 2021 entitled ‘Richards Bay Minerals shuts furnace as engagement continues’
6.Stock Exchange announcement dated 22 July 2021 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
7.Media release dated 22 July 2021 entitled ‘Rio Tinto progresses studies for potential underground mining at Kennecott copper’
8.Media release dated 26 July 2021 entitled ‘Rio Tinto signs groundbreaking renewable energy agreement in Madagascar’
9.Media release dated 26 July 201 entitled ‘BC Works (Kitimat) smelter reduces production following strike’
10.Stock Exchange announcement dated 26 July 2021 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
11.Stock Exchange announcement dated 26 July 2021 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
12.Stock Exchange announcement dated 26 July 2021 entitled ‘Notification of cessation of +securities’
13.Stock Exchange announcement dated 27 July 2021 entitled ‘Rio Tinto commits funding for Jadar lithium project’
14.Stock Exchange announcement dated 28 July 2021 entitled ‘2021 Half year results presentation’
15.Stock Exchange announcement dated 28 July 2021 entitled ‘Notification of dividend / distribution’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	2 August 2021	Date	2 August 2021